Filed pursuant to Rule 424(b)(5)
Registration No. 333-279871

Prospectus Supplement
(To the Prospectus Supplements dated April 3, 2025, August 16, 2024 and August 15, 2025)

(To the Prospectus dated August 16, 2024)

NeuroOne Medical Technologies Corporation

$13,400,000

Common Stock

This prospectus supplement supplements the prospectus supplements dated August 16, 2024, April 3, 2025 and August 15, 2025 (the “Prior ATM Prospectus Supplement”), to the prospectus dated August 16, 2024 (the “Base Prospectus” and, together with the Prior ATM Prospectus Supplement, the “Prior Prospectus”), relating to the offer and sale of shares of our common stock, par value $0.001 per share, through JonesTrading Institutional Services LLC (“Jones”), as sales agent, in “at the market offerings” (as defined in Rule 415 promulgated under the Securities Act of 1933, as amended) pursuant to a Capital on Demand™ Sales Agreement (the “Sales Agreement”), dated December 21, 2022, that we entered into with Jones. As of the date hereof, we have sold an aggregate of approximately $8,359,586 pursuant to the Sales Agreement. We are filing this prospectus supplement to supplement the Prior Prospectus to increase the amount of shares registered that we are eligible to sell on or after the date hereof pursuant to the Sales Agreement to $13,400,000.

This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference to the Prior Prospectus in all respects, except to the extent that the information presented herein supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Prior Prospectus, including any amendments or supplements thereto.

Our common stock is listed on The Nasdaq Capital Market, or Nasdaq, under the symbol “NMTC.” On June 11, 2026, the last reported sale price of our common stock on Nasdaq was $3.24 per share.

The aggregate market value of our outstanding common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 was approximately $41.48 million, which was calculated based on 8,117,474 shares of our outstanding common stock held by non-affiliates and a price of $5.11 per share, which was the price at which our common stock was last sold on the Nasdaq Capital Market on April 22, 2026. During the 12 calendar months prior to and including the date of this prospectus supplement, we have sold $358,986 securities pursuant to General Instruction I.B.6 of Form S-3.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Original Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Prospectus supplement dated, June 12, 2026